UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 1)*


                             First Solar Inc
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                336433107
                              (CUSIP Number)

                            December 30, 2011
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 336433107                                                Page 1 of 5

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Growth Fund of America, Inc.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

             5   SOLE VOTING POWER

                  4,768,900


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        NONE
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,768,900          See Additional information in Item 4.
     Please note: Under certain circumstances independent directors from The Growth Fund of America, Inc.'s Board of Directors may vote the shares held by the fund. These shares may also be reflected in a filing made by Capital Research Global Investors and/or Capital World Investors.
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.5%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV






CUSIP: 336433107                                                Page 2 of 5

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No. 1

Item 1(a)     Name of Issuer:
       First Solar Inc

Item 1(b)     Address of Issuer's Principal Executive Offices:
       350 West Washington St   Ste 600
       Tempe AZ 85281

Item 2(a)     Name of Person(s) Filing:
       The Growth Fund of America, Inc.

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       336433107

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        (d)     [X]     Investment company registered under section 8
            of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2








CUSIP: 336433107                                                Page 3 of 5

       The Growth Fund of America, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company ("CRMC"), is the beneficial owner of 4,768,900 shares or 5.5% of the 86,424,881 shares believed to be outstanding. CRMC manages equity assets for various investment companies through two divisions, Capital Research Global Investors and Capital World Investors. These divisions generally function separately from each other with respect to investment research activities and they make investment decisions and proxy voting decisions for the investment companies on a separate basis.



Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          February 10, 2012

        Signature:     Patrick F. Quan***
        Name/Title:    Patrick F. Quan - Secretary
                       The Growth Fund of America, Inc.






CUSIP: 336433107                                                Page 4 of 5

        ***By  /s/ Walter R. Burkley
               Walter R. Burkley
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated December 21, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Growth Fund of America, Inc on February 11, 2008 with respect to Southwest Airlines Company.





















































CUSIP: 336433107                                                Page 5 of 5